Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.)
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance December 31, 2014	$ 5,500	$ 319,607	$ (230,445)	$ 94,660
Net income	-	-	296,789	296,789
Balance December 31, 2015	$ 5,500	$ 319,607	$ 66,344	$ 391,451

See accompanying notes to financial statements